SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

The

Securities Commission (CVM)

Rua Sete de Setembro, nº 111, 33º andar

Centro - Rio de Janeiro / RJ

Att.:    Mr. Guilherme Rocha Lopes

Business Monitoring Manager 2

Ref .: Official Letter No. 83/2019 / CVM / SEP / GEA-2, dated March 6, 2019, requesting clarification on news published by the media.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in accordance with the above-mentioned letter, which contents of the query are transcribed below, present the clarifications requested:

"1. We refer to the news published on the website VALOR ECONÔMICO on 03/13/2019 under the title "MP X CSN", which includes the following information:

"The Minas Gerais Public Prosecutor's Office has recommended that CSN promote the voluntary removal of approximately 2,500 people living near the Casa de Pedra mine dam in Congonhas (MG). According to the announcement, CSN should offer a rent reimbursement of R$ 1,500 for each family, in addition to all expenses for moving expenses. "In the absence of available properties to relocate the residents, the company could offer vacancies in hotels," the statement said.”

2. In this regard, we require your manifestation on the veracity of the statements contained in the news and, if so, we request your statement on the reasons why you understood that the matter of Relevant Fact is not addressed, pursuant to CVM Instruction 358 / 02. "

The Company confirms that its subsidiary CSN Mineração S.A. ("CSN Mineração") received correspondence from the Public Prosecutor's Office of the State of Minas Gerais ("MPMG"), which includes the recommendation mentioned in said notice.

We clarify, however, that the Casa de Pedra Dam is stable and there was no activation of an emergency plan or any change in the status of this dam, as demonstrated by the new stability statements issued on March 11, 2019 and presented the same day to MPMG and other competent bodies. Therefore, there is no new fact that prompts the disclosure of material fact.

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

CSN Mineração is strictly complying with the applicable environmental legislation, and also has all valid environmental licenses for the disposal and management of waste in said dam. In addition, as already informed, CSN Mineração has been adopting measures since 2016, which aim at the dry stacking of the tailings generated in the production process of the Casa de Pedra mine. Currently, this method already covers 40% and, by the end of 2019, will cover 100% of the volume produced, discarding the use of the Casa de Pedra Dam. The decommissioning and subsequent revegetation of the dam are natural consequences of this process.

We are available for any further clarification that may be required.

São Paulo, March 14, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.